

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

> **Re:** **BFC Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 2, 2012**
> **File No. 333-178703**

Dear Mr. Levan:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

The Transaction between BB&T and BankAtlantic Bancorp…, page 41

1.   Please expand this risk factor to include the consequences to BankAtlantic if the transaction is blocked by investors. We note the recent quote by Mr. Levan in American Banker dated February 3, 2012 that BankAtlantic would likely be "out of business" within two years if the transaction is successfully blocked.

Amendment No. 1 to Registration Statement on Form S-4 filed on February 2, 2012

Unaudited Pro Forma Condensed Consolidated Financial Statements

Information Regarding the Proposed Sale of BankAtlantic, page 109

2.   Based on your presentation of the retained assets and the assets to be sold to BB&T on page 110, it appears that BB&T is acquiring net liabilities of approximately $301 million. In addition, you disclose that BB&T is paying a deposit premium of approximately $300 million as of September 30, 2011. Based on this, it appears that the consideration that will be transferred to BankAtlantic Bancorp will be approximately $601 million.

   a. Please revise your disclosure to clarify how the consideration will be transferred by BB&T. For example, if true, clarify that the retained assets represent the consideration transferred by BB&T and specifically clarify if BFC will receive any cash in the transaction.

   b. It appears that you are measuring the retained assets at book value. Please tell us why you measure them at book value as compared to fair value and provide us an accounting analysis that supports your policy. Also, provide us an estimate of the difference between the book value and fair value of the retained assets.

3.   Please delete footnote (1) to the table of the retained assets and the assets to be sold to BB&T on page 110 or revise it to clarify why the BB&T negative equity represents the purchase premium of 10.32% on non-CD deposits.

4.   Please revise the paragraph under the table in which your discuss the components of BankAtlantic to more clearly explain which components house the assets to be sold and how you present and describe these components in the pro forma financial statements and notes. For example, after the first sentence, explain that all the assets and liabilities of the Community Banking component (other than approximately $65 million of retained assets) and the Investments component will be sold and therefore these components are reclassified as discontinued operations but that only certain assets from the Commercial Lending, Tax Certificates and Capital Services components will be sold and therefore these components are still classified as continuing operations.

Information Regarding the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 111

5.   Please clarify that you have included pro forma condensed consolidated statements of operations for the years ended December 31, 2009 and 2008 only to show the effect of reclassifying the Community Banking and Investments components in discontinued operations and that the pro forma information for these periods do not eliminate the financial results related to the other assets included in the Commercial Lending, Tax Certificates and Capital Services components which will be sold to BB&T.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 and the Year Ended December 31, 2010, page 118

6.   Please revise note 5 to clarify that the adjustment includes the elimination of the results of operations from the sale of <u>certain</u> earning assets to BB&T from BankAtlantic's <u>other components which are reported in </u>continuing operations in connection with the transaction. Please make similar clarifications in notes 6 and 7.

<u>Exhibit 8.1</u>

7.   Please revise this exhibit to remove the qualification that the disclosure in the prospectus represents your opinion "insofar as it summarizes United States federal income tax law relating to the Merger." Your opinion should reflect law applied to facts, not just a summary of the law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Michael Volley at (202) 551-3437 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney

cc: <u>Via E-mail</u>
        John K. Grelle
        Alison W. Miller, Esq.